Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex’s Omacetaxine to be Showcased in Three Oral Presentations at EHA

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (May 21st, 2009) – ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today that new data from two clinical studies and one pre-clinical study with omacetaxine will be presented at oral sessions during the forthcoming 14th Congress of the European Hematology Association (EHA) in Berlin, Germany.

The latest clinical data from the pivotal study on the use of omacetaxine in chronic myeloid leukemia (CML) patients who harbor the T315I mutation, will be given at 8:00 am on Saturday June 6th by Dr. Mauricette Michallet, Department of Hematology, Hôpital Edouard Herriot, Lyon, France.

Interim data from the company’s complementary phase 2 study investigating the potential use of omacetaxine in CML patients with resistance to multiple tyrosine kinase inhibitors (TKIs), will be presented at 8:15 am on Saturday June 6th by Dr. Meir Wetzler MD, Chief of the Division of Leukemia, School of Medicine and Biomedical Sciences, University at Buffalo, Roswell Park Cancer Institute.

Finally Dr. Elaine Allen, Clinical Scientist at the Paul O'Gorman Leukaemia Research Centre, University of Glasgow in Scotland, UK, will present the results of a collaborative project investigating the ability of omacetaxine to kill human malignant CML stem cells which are insensitive to the tyrosine kinase inhibitors currently used to treat CML. This will take place at 8:30 am on Sunday June 7th.

Commenting on today’s publication of the final program for EHA, Dr Greg Collier, Ph.D., Managing Director and Chief Executive Officer of ChemGenex said, “We are delighted that three studies on our late stage product candidate, omacetaxine, are being highlighted as oral presentations at this prestigious international conference. This outstanding achievement is testimony to the efforts of our clinical and academic collaborators across the globe, and we thank them for their ongoing support as we work to complete the US and European regulatory submissions for omacetaxine over coming months.”

About Omacetaxine

Omacetaxine mepesuccinate is a first-in-class cetaxine with demonstrated clinical activity as a single agent in a range of hematological malignancies. Omacetaxine has a novel mechanism of action, and induces apoptosis by inhibition of protein synthesis, particularly Mcl-1. As omacetaxine acts independently of tyrosine kinase inhibitors, it may have a therapeutic advantage for patients who have developed resistance to TKIs. Omacetaxine is administered subcutaneously.

About ChemGenex Pharmaceuticals Limited    (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP". For additional information on ChemGenex Pharmaceuticals, please visit our web site at http://www.chemgenex.com.

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information	Media Relations – Australia	Media Relations – USA
Dr. Greg Collier CEO and Managing Director Cell (Australia): +61 419 897501 Cell (USA): +1 650 200 8145	Rebecca Wilson Buchan Consulting Tel: +61 (0)3 9866 4722 Cell: + 61 (0)417 382 391	Joan Kureczka Kureczka/Martin Associates Tel: +1 415 821 2413

Email: collier@chemgenex.com	Email: rwilson@bcg.com.au	Email: Jkureczka@comcast.net

Safe Harbor Statement

Certain statements made herein (including for this purpose sites to which a hyperlink has been provided) that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

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